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                             CONTE CO., C.P.A., INC.





April 20, 2000



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  The IXATA Group, Inc. (the "Company")

Dear Sir/Madam:

We have read the disclosure under "Previous Independent Accountants" included in the Company's Current Report on Form 8-K/A dated March 20, 2000 as filed with the Securities and Exchange Commission and are in agreement with the statements contained in the report. In addition, during the Company's two most recent fiscal years and through March 20, 2000, we have not been aware of the existence of any reportable event listed in Regulation S-B Item 304(a)(1)(iv), and we have had no communications with the Company relating to the existence of such a reportable event.

Very truly yours,

Conte Co., C.P.A., Inc.

/s/ Conte Co., C.P.A., Inc.


cc:      Andrew H. Kent
         Chief Financial Officer
         The IXATA Group, Inc.